Proposed Form of Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-__________)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

August __, 2004

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by _______, 2004 to the Secretary, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After ____, 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                      * * *

Enron Corp. (70- ________)

     Enron Corp. ("Enron"), a registered public utility holding company organized in the State of Oregon and located at Four Houston Center, 1221 Lamar, Suite 1600, Houston, TX 77010-1221, has filed an Application/Declaration under Sections 12(d) and 5(d) of the Act in connection with the sale of Enron's electric public utility subsidiary, Portland General Electric Company ("Portland General") to Oregon Electric Utility Company, LLC ("Oregon Electric"). Enron also requests an order declaring that upon completion of the proposed transaction, it would cease to be a registered holding company and would be deregistered under the Act.

The Proposed Transaction

     Enron is a debtor in possession under chapter 11 of the United States Bankruptcy Code. On March 9, 2004, Enron registered as a holding company under the Act. Following Enron's registration under the Act, the Securities and Exchange Commission ("Commission") issued an order authorizing the Debtors' Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the Bankruptcy Code, dated January 9, 2004 ("Plan") under Section 11(f) of the Act. The Plan was approved by the Bankruptcy Court on July 15, 2004 but has not yet become effective.


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     In furtherance of the Plan, Enron has entered into an agreement to sell the
Existing PGE Common Stock to Oregon Electric. Upon completion of the sale of the Existing PGE Common Stock, Enron will cease to be a holding company within the meaning of the Act. Enron seeks (i) authorization for the sale of Portland General as described in the Application, and (ii) an order of the Commission under Section 5(d) of the Act declaring that, effective immediately upon the consummation of the sale of Portland General to Oregon Electric, Enron would no longer be a registered holding company under the Act.

Sale of Portland General

     Portland General, Enron's only public utility subsidiary company, is not in bankruptcy. Portland General is a single, integrated electric utility engaged in the generation, purchase, transmission and distribution, and retail sale of electricity in the State of Oregon. Portland General also sells electricity and natural gas in the wholesale market to utilities and power marketers located throughout the western United States. Portland General's service area is located entirely within Oregon and covers approximately 4,000 square miles.

     Enron entered into an agreement, dated November 18, 2003 (the "Purchase Agreement"), to sell the Existing PGE Common Stock to Oregon Electric, a newly-formed entity financially backed by investment funds managed by the Texas Pacific Group, a private equity investment firm. The closing of the sale is anticipated to occur in the second half of 2004 after the receipt of certain regulatory authorizations. By order dated February 5, 2004, the Bankruptcy Court approved the Purchase Agreement and authorized the sale of the Existing PGE Common Stock to Oregon Electric.

     Under the Purchase Agreement, Enron would sell all of the issued and outstanding common stock, par value $3.75 per share, of Portland General to Oregon Electric. The purchase price for the Existing PGE Common Stock is a cash amount equal to (a) $1,250,000,000, subject to a purchase price adjustment based on the difference between Portland General's shareholders' equity and retained earnings at the closing date of the transaction and $1,129,422,925 (Portland General's shareholders' equity and retained earnings at December 31, 2002), plus
(b) up to $10.4 million in cash based on a sharing mechanism for indemnity items settled between signing and closing of the transaction. Of the cash purchase price (subject to reduction for pre-closing settlement of certain specified liabilities), $94,000,000 will be placed in an escrow account at the closing and available to satisfy indemnification obligations of Enron under the Purchase Agreement.

     Under the Purchase Agreement, Enron is subject to certain specified indemnification obligations as may arise after closing. Oregon Electric and Portland General would not be entitled to any indemnification for breaches of representations, warranties and pre-closing covenants until they incur losses arising from such breaches in excess of $12.5 million. The indemnification for breaches of representations, warranties, pre-closing covenants and the specified related liabilities is limited to the amount placed in escrow at the closing of the transaction. Indemnification claims for breaches of Enron's representations and warranties must be asserted, in the case of most representations and warranties, within 15 months following the closing of the transaction. Indemnification claims for breaches of Enron representations and


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warranties relating to title to the Existing PGE Common Stock, employee benefits and taxes may be asserted up to three years after the closing of the transaction.

     The transactions contemplated by the Purchase Agreement are subject to customary closing conditions and require the approval of the Bankruptcy Court (already received) and the Oregon Public Utility Commission ("OPUC"), Oregon Energy Facilities Siting Council, the Federal Energy Regulatory Commission ("FERC"), Federal Communications Commission ("FCC") and the Nuclear Regulatory Commission ("NRC"), in addition to this Commission. The transaction has been approved by the Enron board of directors and is supported by the Official Unsecured Creditors' Committee in the Enron bankruptcy proceeding ("Creditors' Committee").

Registered Status of Enron

     Enron will continue to be a registered holding company under the Act until the sale of Portland General to Oregon Electric is complete or at such earlier date as ordered by the Commission. Enron does not own securities of Oregon Electric or its affiliates, and will continue not to do so after the sale of Portland General. Further, Enron currently has no controlling influence over Oregon Electric and after the sale would similarly have no controlling influence. Accordingly, the Application seeks an order of the Commission declaring that, once the sale of Portland General to Oregon Electric is complete, Enron would cease to be a registered holding company and would be deregistered under Section 5(d) of the Act.

     For the Commission by the Division of Investment Management, pursuant to delegated authority.


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